

16012183

ƎD STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section FEB 26 2016 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~67831~~ 66513

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Petrie Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 3900
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 E. Tufts Ave., Suite 400	**Denver**	**Colorado**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of Information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petrie Partners Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public


JUDY SHACKELFORD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20074024646
MY COMMISSION EXPIRES JULY 7, 2019

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Petrie Partners Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Petrie Partners Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP
EKS&H LLLP

February 18, 2016
Denver, Colorado

PETRIE PARTNERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

Assets

Current assets	
Cash and cash equivalents	$ 544,606
Accounts receivable	136,631
Due from Parent	140,669
Other current assets	5,830
Total current assets	827,736
Goodwill	60,000
Total assets	$ 887,736

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 44,948
Total current liabilities	44,948
Commitments and contingencies	
Member's equity	842,788
Total liabilities and member's equity	$ 887,736

See notes to financial statement.

PETRIE PARTNERS SECURITIES, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Luopan Capital, LLC ("Luopan") was formed in 2002 as an Illinois limited liability company and became a registered broker/dealer with the SEC and registered member of the Financial Industry Regulatory Authority ("FINRA") on November 3, 2004. On May 31, 2012, Strategic Energy Advisors, LLC, a Delaware limited liability company, acquired Luopan. On June 1, 2012, Luopan was granted its application to change its name to Strategic Energy Securities, LLC by the Illinois Secretary of State and was also granted its application for continuance in membership by FINRA on September 6, 2012.

On September 20, 2012, Strategic Energy Securities, LLC was granted its application to change its name to Petrie Partners Securities, LLC, and on August 23, 2012, Strategic Energy Advisors, LLC was granted its application to change its name to Petrie Partners, LLC. Petrie Partners Securities, LLC (the "Company") is a wholly owned subsidiary of Petrie Partners, LLC (the "Parent").

On June 11, 2013, the Company was merged into Strategic Energy Securities, LLC, a Delaware limited liability company, also wholly owned by the Parent. The name of the surviving limited liability company is Petrie Partners Securities, LLC.

The Parent is a boutique investment banking firm offering financial advisory services to the oil and gas industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best efforts underwritings, is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements* are not required.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statements.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the financial statement date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. In 2012, the Company adopted new accounting guidance that provides the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that the fair value for a reporting unit is more likely than not greater than the carrying amount for that reporting unit, then the two-step impairment test is unnecessary. Management performed the qualitative analysis and concluded that the two-step impairment test was unnecessary and that no indicators of impairment existed at December 31, 2015.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the Parent, its managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

Note 3 – Carried Interest

In January 2014, pursuant to its engagement with Altira Group, LLC, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by Altira Management VI LLC ("Altira GP") in Altira Fund VI L.P. ("Altira Fund"). Altira Fund is a $122 million private venture fund focused on investing in equity and equity-oriented securities of privately held companies in the energy technology sector. The carried interest entitles Altira GP to a share of the discretionary distributions from Altira Fund investment returns equal to 20% (1% net to the Company) of all discretionary distributions after the limited partners in Altira Fund have received a return of their capital invested. As of the January 2014 grant date, the Altira Fund was less than 10% invested and had more than four years of remaining investment period. In determining the fair value of its carried interest, the Company considered (i) the potential timing and range of potential values to be realized on the Altira Fund investments, (ii) the amount of time remaining in the investment period, (iii) the remaining capital to be invested, and (iv) the subordination of distributions to Altira GP relative to the limited partner distributions. As a result of the fair value analysis performed, the Company determined the fair value of the carried interest to be de minimis at the time of grant and, therefore, no impairment assessment is required. Future revenues, if any, will be recognized in the period in which distributions are declared by Altira GP.

Note 4 – Contingent Contractual Payment

Pursuant to its engagement with Resource Energy Partners, LLC ("Resource"), in addition to cash compensation received, the Company is also contractually entitled to receive additional compensation equal to the lesser of (a) 1.0% of all distributions by Resource to its members in excess of an amount equal to (i) a return of capital to its members plus (ii) an 8% return on such capital invested from the date invested or (b) $1,250,000 (the "Contingent Contractual Payment"). Resource is a private company formed and initially capitalized in 2015 for the purpose of acquiring, developing, and producing oil and gas. The Company did not record revenue associated with the Contingent Contractual Payment in 2015. Future revenues, if any, will be recognized in the period in which distributions are declared by Resource under the Contingent Contractual Payment.

PETRIE PARTNERS SECURITIES, LLC

Notes to Financial Statement

Note 5 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, the Company agreed to pay the Parent a certain amount per month, subject to quarterly adjustments as needed. In accordance with the cost-sharing agreement, in December 2015, the Company recorded a receivable of $160,000 from the Parent as a true-up adjustment to allocate expenses between the Company and the Parent for the year in proportion to revenues, which is included in Due from Parent on the accompanying statement of financial condition.

During the year ended December 31, 2015, the Parent paid most of the Company's client-related out-of-pocket expenses directly. The balance due to the Parent for out-of-pocket expenses as of December 31, 2015 was $19,331, which is included in the net amount due from Parent in the accompanying statement of financial condition of $140,669.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2015 was $499,658, which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.09 to 1 as of December 31, 2015.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date that the financial statement available for issuance, and has determined the following event requires disclosure.

Effective January 1, 2016, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent a monthly fee for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed, provides for an annual true-up payment that serves to allocate expenses between the Company and Parent for the year in proportion to revenues recorded in the period, and can be terminated by either party with one month's notice.

EXEMPTION REPORT

Petrie Partners Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Member
Petrie Partners Securities, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Petrie Partners Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

The Member
Petrie Partners Securities, LLC
Page Two

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 18, 2016
Denver, Colorado

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2924*********************MIXED AADC 220
066503 FINRA DEC
PETRIE PARTNERS SECURITIES LLC
1700 N LINCOLN ST STE 3900
DENVER CO 80203-4539

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins 303-797-0560

2. A. General Assessment (item 2e from page 2) $31,506.25

B. Less payment made with SIPC-6 filed (exclude interest) (10,818.75)

______ Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 20,687.50

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $20,687.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $20,687.50

H. Overpayment carried forward $(.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petrie Partners Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 2016.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,602,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 12,602,500
2e. General Assessment @ .0025	$ 31,506.25 (to page 1, line 2.A.)

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Petrie Partners Securities, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Petrie Partners Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 18, 2016
Denver, Colorado

PETRIE PARTNERS SECURITIES, LLC

EXEMPTION REPORT

Petrie Partners Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Petrie Partners Securities, LLC

I, Michael E. Bock, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Director

February 18, 2016